SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                             Pioneer Companies, Inc.
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                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
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                         (Title of Class of Securities)


                                    723643300
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                                 (CUSIP Number)

                           James D. Bennett
                           c/o Bennett Management Corporation
                           2 Stamford Plaza
                           Suite 1501
                           281 Tresser Boulevard
                           Stamford, Connecticut 06901
                           (203) 353-3101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 27, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  723643300
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James D. Bennett

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                     (b) [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,197,256

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,197,256


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,197,256

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.97%

14.  TYPE OF REPORTING PERSON*

     IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  723643300
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bennett Restructuring Fund, L.P. - 13-3526877

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     996,984

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     996,984


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     996,984

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.97%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No.  723643300
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bennett Offshore Restructuring Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     649,644

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     649,644


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     649,644

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.49%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.   723643300
            ---------------------

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Item 1.  Security and Issuer.


The name of the issuer is Pioneer Companies, Inc. (the "Issuer"). The address of the Issuer's offices is 700 Louisiana Street, Suite 4300, Houston, Texas 77002. This schedule 13D relates to the Issuer's Common Stock, $0.01 Par Value Per Share (the "Shares").

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Item 2.  Identity and Background.

     (a)-(c), (f) This Schedule 13D is being filed by James D. Bennett, a United States citizen, Bennett Restructuring Fund, L.P., a Delaware limited partnership ("BRF") and Bennett Offshore Restructuring Fund, Inc., a Cayman Islands exempted company ("BORF") (collectively, the "Reporting Persons"). The principal business address of Mr. Bennett and BRF is 2 Stamford Plaza, Suite 1501, 281 Tresser Blvd. Stamford, Connecticut 06901. The principal business address of BORF is P.O. Box 2003 GT, Grand Pavilion Commercial Centre, Bougainvillea Way, 802 West Bay Road, Grand Cayman, British West Indies.

Mr. Bennett is the President and a director of Bennett Capital Corporation ("BCC"), a Delaware corporation, which is an investment advisory and management firm. BCC is the general partner of Restructuring Capital Associates, L.P. ("RCA"), a Delaware limited partnership, which is also an investment advisory and management firm. RCA is the general partner of BRF and Bennett Restructuring Fund II, L.P. ("BRF II"), both of which are Delaware limited partnerships.

Mr. Bennett also serves as a director of BORF.

BRF, BRF II, and BORF each are private investment fund companies. Bennett Management Corporation ("BMC") provides research and investment advisory services to BRF and BRF II pursuant to an agreement with each of these investment fund companies. Bennett Offshore Investment Corporation ("BOIC") provides research and investment advisory services to BORF pursuant to an agreement with BORF. Mr. Bennett is the President and a director of each of BMC and of BOIC.

Barclays Global Investors Distressed Specialist Fund I ("BGID") is a unit trust organized under the laws of Ireland. Barclays Global Investors Limited ("BGI"), a limited company organized under the laws of England and Wales, is the manager of BGID. BGI appointed RCA as a sub-advisor to BGID. RCA provides investment advisory and management services to BGID pursuant to an agreement between RCA and BGID.

     (d) Neither Mr. Bennett, nor any of the entities mentioned in (a)-(c), (f) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Mr. Bennett, nor any of the entities mentioned in (a)-(c) , (f) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.


As of the date hereof, Mr. Bennett may be deemed to beneficially own 2,197,256 Shares. The Shares are held by:

1. BRF (996,984 shares, 9.96%)
2. BRF II (412,564 shares, 4.12%)
3. BORF(649,644 shares, 6.49%) and
4. BGID (138,064 shares, 1.38%) (together, the "Investment Funds").

The funds for the purchase of the Shares by the Investment Funds came from the Investment Funds' respective funds. The total cost for the Shares held by the Investment Funds is $5,458,015.01.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.


(a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Investment Funds' and the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

This filing is being made to report the fact that James D. Bennett is now deemed to beneficially own greater than 20% of the outstanding Shares of the Issuer.

In an effort to protect their investment and the investments made on behalf of the investors in Investment Funds, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although it has no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, Mr. Bennett, BRF and BORF may be deemed to be the beneficial owner of 2,197,256 Shares, 996,984 Shares and 649,644 Shares, respectively, constituting 21.97%, 9.96% and 6.49% of the Shares of the Issuer, respectively, based upon the 10,003,000 Shares outstanding as of April 30, 2003, according to the Issuer's most recently filed Form 10-Q.

Mr. Bennett has the shared power to vote or direct the vote of and dispose or direct the disposition of 2,197,256 Shares to which this filing relates. BRF has the shared power to vote or direct the vote of and dispose or direct the disposition of 996,984 Shares to which this filing relates. BORF has the shared power to vote or direct the vote of and dispose or direct the disposition of 649,644 Shares to which this filing relates.


The Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Bennett through his position, in BRF, BRF II BORF and BGID on behalf of the Investment Funds are set forth in Exhibit A and were all effected in broker transactions.

The 2,197,256 Shares were acquired for investment purposes. The Reporting Persons and/or the Reporting Persons on behalf of the Investment Funds may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to June 27, 2003 is filed herewith as Exhibit A.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit B

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  July 7, 2003
                                     ----------------------------------------
                                                    (Date)


                                      James D. Bennett

                                      /s/ James D. Bennett**
                                      ----------------------------------------
                                              (Signature)


                                          James D. Bennett
                                      ----------------------------------------
                                              (Name/Title)


                                      Bennett Restructuring Fund, L.P.

                                      By: Restructuring Capital Associates, L.P.
                                          General Partner

                                      By: Bennett Capital Corporation
                                          General Partner

                                       /s/ James D. Bennett**
                                       ----------------------------------------
                                               (Signature)

                                            James D. Bennett, President
                                        ----------------------------------------
                                                (Name/Title)


                                      Bennett OFFSHORE Restructuring Fund, INC.

                                        /s/ James D. Bennett**
                                       ----------------------------------------
                                                (Signature)

                                            James D. Bennett, Director
                                        ----------------------------------------
                                                (Name/Title)


** The Reporting Persons disclaims beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                  Exhibit A

                  Transactions in the Shares - James D. Bennett

Date of                Number of Shares             Price Per
Transaction            Purchased/(SOLD)              Share

6/27/2003               130,000                       $3.70
6/30/2003               140,000                       $3.70
6/30/2003                15,000                       $3.65
6/30/2003                25,000                       $3.68

                                                                  Exhibit B

JOINT FILING AGREEMENT

         The undersigned agree that this schedule 13D dated July 7, 2003, relating to the Common Stock of Pioneer Companies, Inc. shall be filed on behalf of the undersigned.



                                      James D. Bennett

                                      /s/ James D. Bennett
                                      ----------------------------------------
                                             (Signature)


                                          James D. Bennett
                                      ----------------------------------------
                                             (Name/Title)


                                      Bennett Restructuring Fund, L.P.

                                      By: Restructuring Capital Associates, L.P.
                                          General Partner

                                      By: Bennett Capital Corporation
                                          General Partner

                                       /s/ James D. Bennett
                                       ----------------------------------------
                                               (Signature)

                                           James D. Bennett, President
                                        ----------------------------------------
                                               (Name/Title)


                                      Bennett OFFSHORE Restructuring Fund, INC.

                                       /s/ James D. Bennett
                                       ----------------------------------------
                                               (Signature)

                                           James D. Bennett, Director
                                        ----------------------------------------
                                       (Name/Title)



75252.0000 #415122